January 31, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:          iMergent, Inc.

Form 10-K for Fiscal Year Ended June 30, 2004

File No. 000-32277

Telephone conversation on January 26, 2006

Dear Mr. Skinner:

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) during our conference call on January 26, 2006 relating to the Company’s letter dated January 4, 2006 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”).  This letter addresses the Company’s analysis to determine the estimated service period for its development hosting services (i.e., the period during which the services are expected to be performed), the modifications made to the Company’s business model in December 2005, and the related impacts to revenue recognition.

Analysis of the Estimated Service Period for Development Hosting Services

As a result of our conversation on January 26, 2006, the Company has re-evaluated the estimated service period for its development hosting services.  As previously stated in our letter to the Staff dated January 4, 2006, we have historically granted all customers access to the web-site development software on our servers indefinitely, in keeping with the SOS perpetual license, even though we were not legally obligated to do so. Additionally, prior to our communications with the Staff in December 2005, we had not maintained records, statistics, or information specifically relating to the level and timing of customer access to the web-site development software on our servers because there is no incremental cost to the Company of providing such service. (This service was provided at no additional cost with the intent that it would generate revenues under future hosting arrangements.)

Beginning in December 2005, the Company developed a report to track “inactive” customers (customers who (1) purchased a license for the Company’s software more than a year ago, (2) do not have an active website with the Company, and (3) have not extended their customer support service beyond the original one year period) who have attempted to access the software on the Company’s servers.  Although the report has limited historical data, it demonstrates a very broad time frame (from thirteen months to over five years) between when customers purchased the software license and when customers attempted to access the software on the Company’s servers.  Additionally, we have tracked customers who are renewing their customer support service and access to the software since December 2005 (see discussion under “Modifications Made to the Company’s Business Model in December 2005”) and found a very broad time frame (again, from thirteen months to over five years) between when customers purchased the software license and when customers renewed their customer support service and access to the software.  Consequently, it is not possible to develop a reliable estimate for the development hosting service period based upon customer behavior due to the broad data results and lack of historical information. (Please note below that this is not an issue prospectively as a result of the modifications made to the Company’s business model in December 2005.)

Because an indefinite service period is not acceptable under US GAAP under these circumstances, an alternative method to determine a reasonable and reliable estimate of the development hosting service period must be used.

Based on our analysis, we have determined our best estimate of this service period is the economic life of the web-site development software.  We have determined that this life is five years.  The Company began selling its StoresOnline 4.0 software through its workshops and seminars in October 2000.  In January 2006, the Company discontinued selling StoresOnline 4.0 software at its workshops and began selling StoresOnline Pro software, which contains significant modifications and enhancements to functionality from StoresOnline 4.0.  Although StoresOnline 4.0 will continue to be used for the next two or more years to service customers who purchased it in the past (approximate useful life of seven years), the economic life of StoresOnline 4.0 is estimated to be five years (the length of time it was actively marketed and sold by the Company).  As StoresOnline 4.0 customers would not be permitted to receive unspecified upgrades and enhancements without the purchase of customer support services, it is reasonable to assume the development hosting service period is similar to the economic life of the software.  Although, the limited data mentioned above demonstrates that some customers are accessing the software beyond the estimated five-year life, we have concluded that the upper end of the service period should not exceed the economic life of the software.

Having determined the estimated service period, management re-evaluated revenue recognition under the provisions of SOP 97-2, paragraph 12.  As previously stated in our letter to the Staff dated January 4, 2006, the Company has deferred to the Staff’s view that the Company has not established VSOE of fair value for the development hosting services.  Paragraph 12 of SOP 97-2 requires all revenue from a single, multiple-element arrangement be deferred until the earlier of the point at which (a) sufficient VSOE of fair value exists or (b) all elements of the arrangement have been delivered.  An exception to this guidance exists if the only undelivered element is services that do not involve significant production, modification, or customization of software.  In that case, the entire fee should be recognized over the period during which the services are expected to be performed.

As documented in the Company’s previous responses to the Staff, subsequent to the software license purchase the Company offers services, which consist of development hosting services, website set-up services, website hosting services, and customer support. None of these services involve significant production, modification, or customization of software.  Also as documented in the Company’s previous responses to the Staff, the Company has established VSOE of fair value for all these services, with the exception of development hosting services.  Consequently, all fees from the single, multiple element arrangements since October 2000 (the date the subject business model went into effect) will be deferred and recognized ratably over five years, the period for which the development hosting services are expected to be performed.

Modifications Made to the Company’s Business Model in December 2005

In December 2005, the Company changed its business model to: (1) limit “free” development hosting services to one year for all customers who purchased the software prior to December 20, 2005, and (2) begin charging customers for development hosting services as part of customer support.  The Company’s general counsel has reviewed the agreements between the Company and the Company’s customers and is of the opinion that the Company has the legal right to limit the “free” development hosting service to one year for all existing customers and that such position would be upheld within a court of law.  In December 2005, customers who were beyond their one-year “free” development hosting service period began renewing and paying for their customer support and development hosting services on either a monthly or an annual basis.

Additionally, beginning December 20, 2005, all new customers were no longer offered the “one year free” customer support and development hosting services, in connection with their purchase of a software license.  All new customers after that date pay separately for customer support and development hosting services either on a monthly basis or an annual basis.

Based upon this change in business model, management re-evaluated revenue recognition under SOP 97-2.  As mentioned previously, paragraph 12 of SOP 97-2 requires that all revenue from a single, multiple-element arrangement be deferred until the earlier of the point at which (a) sufficient VSOE of fair value exists or (b) all elements of the arrangement have been delivered.  Based upon this change in business model in December 2005, the Company:  (1) established VSOE of fair value for the combined development hosting and customer support services, and (2) delivered all elements of the single, multiple-element arrangements for all customers existing prior to December 27, 2004.  Therefore, the Company will recognize revenue for all fees collected for delivered elements less the VSOE of fair value of the undelivered elements (the residual method).  As described in our letter to the Staff dated November 22, 2005, the Company will recognize revenue for customer purchases under extended payment term arrangements as cash payments are received from customers due to the fact that the fees are not fixed and determinable and collectibility is not probable.

Our independent registered public accounting firm, Tanner LC, has reviewed the accounting policies and methodologies outlined above and agrees that they comply with the requirements of SOP 97-2.  They expect to proceed with the audits of the Company’s revenue accounts based on these policies and methodologies.

As we conclude our re-analysis of the appropriate interpretation and application of US GAAP, we are satisfied with the conclusions reached as a result of the detailed and through review with the Staff, including the Office of the Chief Accountant within the Division of Corporation Finance. We would like to again thank the Staff within the Division of Corporation Finance for their continued professionalism and help through this re-analysis of these complex technical accounting issues.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

Robert Lewis
Chief Financial Officer
iMergent, Inc.